

Mail Stop 4561

August 1, 2016

Steven Berns
Chief Financial Officer
Shutterstock, Inc.
350 Fifth Avenue, 21st Floor
New York, New York 10118

> **Re: Shutterstock, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 24, 2016**
> **File No. 001-35669**

Dear Mr. Berns:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. In your letter to us dated June 29, 2012, you described your contacts with Sudan and Syria. You state on pages 17-18 that you are subject to risks associated with restrictions on the ability of U.S. companies to do business in foreign countries. As you are aware, Sudan and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include information about contacts with Sudan or Syria. Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan and Syria, whether through direct or indirect arrangements, since the referenced letter. You should describe any products or services you have provided or intend to provide into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts with the governments of those countries or entities they control.

2.   Please discuss for us the materiality of the contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan or Syria.

Selected Financial Data

Non-GAAP Financial Measures and Key Operating Metrics

Non-GAAP Net Income, page 33

3.   We note that each individual adjustment included in non-GAAP net income is presented net of tax rather than showing the income tax impact as a separate line, and it is unclear how the tax effect was calculated. Therefore, your disclosures may be inconsistent with Question 102.11 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next filing that includes such non-GAAP disclosures.

Form 8-K Filed May 4, 2016

4.   You state that the company considers your non-GAAP measures to be important financial indicators of your operational strength and the performance of your business; however, it is unclear why management believes this information is useful to investors or how they use this information, to the extent material, in managing your business. Please revise your future filings to consider the disclosure requirements of Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

5.   We note the following disclosures, which may not be consistent with Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016:

- A discussion in the First Quarter 2016 Highlights of adjusted EBITDA and non-GAAP net income per diluted share without a discussion of the most directly comparable GAAP measure preceding such disclosure;

- A discussion in the First Quarter Results of adjusted EBITDA before the most directly comparable GAAP measure, Net Income; and

- A discussion of adjusted EBITDA projections without a quantitative reconciliation or a discussion of reliance on the unreasonable efforts exception in Item 10(e)(1)(i)(B) that identifies the information that is unavailable.

Please review this guidance when preparing your next earnings release.

6. We note that you reconcile adjusted EBITDA to net cash provided by operating activities, which suggests that this could be used as a liquidity measure. As such, your disclosure of adjusted EBIDTA per share may be inconsistent with the updated guidance in Question 102.05 of the Compliance and Disclosure Interpretations for non-GAAP Financial Measures issued on May 17, 2016.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies and Services